UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to _______

Commission File Number 1-8036

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

TECH GROUP PUERTO RICO
SAVINGS AND RETIREMENT PLAN

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WEST PHARMACEUTICAL SERVICES, INC.
530 HERMAN O. WEST DRIVE
EXTON, PA 19341
610-594-2900

REQUIRED INFORMATION

Items
1 to 3.	Not required; see Item 4 below.

4.	The following are furnished for the Plan:

(a) The Tech Group Puerto Rico Savings and Retirement Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, and is, therefore, filing Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

(b) A written consent of the accountant.

TECH GROUP PUERTO RICO
SAVINGS AND RETIREMENT PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
For the Years Ended December 31, 2014 and 2013

TECH GROUP PUERTO RICO
SAVINGS AND RETIREMENT PLAN

* Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Administrator of
Tech Group Puerto Rico Savings and Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the Tech Group Puerto Rico Savings and Retirement Plan (the "Plan"), as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of Tech Group Puerto Rico Savings and Retirement Plan's financial statement. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulation for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Fischer Cunnane & Associates Ltd
Fischer Cunnane & Associates Ltd
Certified Public Accountants

West Chester, Pennsylvania
June 25, 2015

TECH GROUP PUERTO RICO
SAVINGS AND RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2014 AND 2013

	2014	2013
ASSETS:
Investments at fair value (Note E):
Common collective trusts	$851,552	$—
Mutual funds	2,253,493	2,822,559
Plan interest in Master Trust	40,289	33,415
Total investments	3,145,334	2,855,974

Receivables:
Employer contributions	2,192	5,429
Notes receivable from participants	246,561	177,843
Total receivables	248,753	183,272
Total assets	3,394,087	3,039,246

LIABILITIES:
Excess contributions payable	8,678	4,106

Net assets available for benefits	$3,385,409	$3,035,140

The accompanying Notes are an integral part of these statements.

TECH GROUP PUERTO RICO
SAVINGS AND RETIREMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013

Additions:
Interest and dividend income	$103,775	$82,093
Net appreciation in fair value of investments (Note C)	92,811	404,184
Plan interest in Master Trust net investment income	3,367	10,512
Interest income on notes receivable from participants	8,454	7,126
Contributions:
Employer	131,298	121,964
Participant	201,364	177,253
Total additions	541,069	803,132

Deductions:
Benefits paid	189,225	163,133
Plan expenses	1,575	1,260
Total deductions	190,800	164,393

Net increase	350,269	638,739

Net assets available for plan benefits:
Beginning of the year	3,035,140	2,396,401
End of the year	$3,385,409	$3,035,140

The accompanying Notes are an integral part of these statements.

TECH GROUP PUERTO RICO
SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE A - Description of Plan

The following description of the Tech Group Puerto Rico Savings and Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s current provisions.

General
The Plan is a defined contribution plan that was established January 1, 1993, and subsequently amended. The Plan is available to eligible full-time employees of the Tech Group Puerto Rico, LLC (the "Employer") who have completed three months of service and are at least eighteen years of age. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Master Trust
Effective January 3, 2011, West Pharmaceutical Services, Inc. (the "Company" and "Plan Administrator") entered into an agreement with Vanguard Fiduciary Trust Company (“VFTC”) to form a master trust (“Master Trust”) to hold certain investments of the Plan and the West Pharmaceutical Services, Inc. 401(k) Plan on a commingled basis, for investment purposes only. The sole investment in the Master Trust is common stock of the Company (the “West Stock Fund”). See Note D for more information regarding the Master Trust.

Contributions
Participants may contribute up to 50% of pre-tax annual compensation and 10% of after-tax annual compensation with no combined limit, subject to Puerto Rico Internal Revenue Code of 1994 ("PR Code") limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

The Employer matches 100% of the first 3% of base compensation that a participant contributes to the Plan and 50% of the next 2% of contributions.

Investments
The Plan offers twelve mutual funds, twelve common collective trusts, and the West Stock Fund as investment options for participants. The Company periodically reviews and may make changes to the investment alternatives available. In 2014, the Plan replaced its series of twelve Vanguard target-date mutual funds with twelve lower-cost Vanguard target-date common collective trust funds.

Participants may change or transfer their investment options at any time. Participants may not allocate future contributions to, or make purchases into, the West Stock Fund if their current balance in the fund exceeds 20% of their total account balance. Employer matching contributions are invested according to the investment allocations made for participant contributions.

Participant Accounts
Individual accounts are maintained for each Plan participant. Each account is self-directed and is credited with the participant's contribution, the Employer’s matching contribution and an allocation of Plan earnings (losses), and charged with certain administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

TECH GROUP PUERTO RICO
SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE A - Description of Plan - continued

Vesting
Participants are immediately vested in their contributions and Employer matching contributions, plus earnings thereon.

Notes Receivable from Participants
Participants may borrow from their fund accounts a maximum amount equal to the lesser of $50,000 or 50% of the vested portion of their account balances. The loans are secured by the balance in the participant's account. Loan terms generally range from one to five years, except for loans to purchase a principal residence which may be repaid over fifteen years, and bear interest at the prevailing interest rate determined by the Plan Administrator on the date the loan is made. At December 31, 2014 and 2013, interest rates on outstanding loans ranged from 4.25% to 9.25%. Principal and interest are paid ratably through payroll deductions.

Benefits
Benefits are payable upon termination of a participant's employment, or termination of service due to death, disability or retirement. Participants may make annual in-service withdrawals of after-tax and rollover contributions, and matching contributions that have been in the Plan for at least two years. Participants may also make in-service withdrawals after attaining age 59 ½ or upon a hardship. Generally, any benefit due shall be paid as soon as administratively feasible.

NOTE B - Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements of the Plan are prepared using the accrual basis of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from these estimates.

Valuation of Investments and Income Recognition
The Plan's investments, including the Master Trust, are stated at fair value (see Note E). Purchases and sales of investments are recorded on a trade-date basis. The Plan presents in the statements of changes in net assets available for benefits the net appreciation in the fair value of its investments which consists of both realized and unrealized gains and losses.

Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income. Interest income is accrued when earned.

Payment of Benefits
Benefits are recorded when paid. Delinquent notes receivable from participants are treated as distributions based upon the terms of the Plan document.

Plan Expenses
Certain expenses of the Plan are paid by the Employer.

TECH GROUP PUERTO RICO
SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE B - Summary of Significant Accounting Policies - continued

New Accounting Pronouncement
In May 2015, the Financial Accounting Standards Board issued amended guidance on the disclosure requirements for certain investments whose fair value was measured using the net asset value per share practical expedient. In addition, the guidance eliminates the requirement to categorize such investments within the fair value hierarchy table. This guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2015. Management does not expect this adoption to have a material impact on the Plan's financial statements.

NOTE C - Investments

Investments that represented 5% or more of the Plan's net assets as of December 31 were as follows:

	2014	2013
Vanguard Prime Money Market Fund	$175,269	$162,148
Templeton Foreign Fund R6	234,275	*
Vanguard Capital Opportunity Fund Admiral Shares	325,031	*
Vanguard Extended Market Index Fund Institutional Shares	288,436	*
Vanguard Institutional Index Fund	325,098	*
Vanguard Morgan Growth Fund Admiral Shares	174,821	*
Vanguard Total Bond Market Index Fund Institutional Shares	336,486	*
Vanguard Target Retirement 2020 Trust II	405,783	*
Templeton Foreign Fund	*	267,340
Vanguard 500 Index Fund Investor Shares	*	301,041
Vanguard Capital Opportunity Fund Investor Shares	*	216,777
Vanguard Extended Market Index Fund Investor Shares	*	309,376
Vanguard Target Retirement 2020 Fund	*	368,388
Vanguard Total Bond Market Index Fund Investor Shares	*	343,114

* Amount was less than 5% of the Plan’s net assets, or the investment was not a Plan asset at year-end.

During 2014 and 2013, the Plan's investments outside of the Master Trust, including gains and losses on investments bought and sold, as well as held during the year, appreciated in value as follows:

	2014	2013
Common collective trusts	$12,541	$—
Mutual funds	80,270	404,184
	$92,811	$404,184

TECH GROUP PUERTO RICO
SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE D - Master Trust

As mentioned in Note A, effective January 3, 2011, a portion of the Plan’s investments are held in a Master Trust, commingled with assets of another Company-sponsored retirement plan. The sole investment in the Master Trust consists of units owned in the West Stock Fund. The Plan’s share of the Master Trust’s net assets and investment activities is based upon the total of each individual participant’s share of the Master Trust.

The total fair value of the Master Trust’s investment in the West Stock Fund, as of December 31, 2014 and 2013, was $38,002,999 and $39,566,073, respectively. Refer to Note E for the investment's level in the fair value hierarchy.

The Plan’s interest in the net assets of the Master Trust was 0.11% and 0.08% as of December 31, 2014 and 2013.

The changes in net assets for the Master Trust for the years ended December 31 are as follows:

	2014	2013
Dividends	$313,045	$334,365
Net appreciation in fair value of common stock	2,760,552	18,443,160
Net investment income	3,073,597	18,777,525
Net transfers	(4,636,671)	(4,436,354)
(Decrease) increase in net assets	(1,563,074)	14,341,171
Net assets:
Beginning of year	39,566,073	25,224,902
End of year	$38,002,999	$39,566,073

NOTE E - Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

The following fair value hierarchy classifies the inputs to valuation techniques used to measure fair value into one of three levels:

Level 1:	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2:
Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs that reflect the reporting entity’s own assumptions.

TECH GROUP PUERTO RICO
SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE E - Fair Value Measurements - continued

The following tables summarize the Plan’s investments, excluding the Master Trust, that are measured at fair value on a recurring basis:

				Balance at
	Basis of Fair Value Measurements			December 31,
	Level 1	Level 2	Level 3	2014
Mutual funds:
Small cap	$162,244	$—	$—	$162,244
Mid cap	613,467	—	—	613,467
Large cap	677,922	—	—	677,922
International	234,275	—	—	234,275
Balanced	53,830	—	—	53,830
Bond	336,486	—	—	336,486
Money market	175,269	—	—	175,269
Common collective trusts (a)	—	851,552	—	851,552
Total assets at fair value	$2,253,493	$851,552	$—	$3,105,045

				Balance at
	Basis of Fair Value Measurements			December 31,
	Level 1	Level 2	Level 3	2013
Mutual funds:
Small cap	$152,179	$—	$—	$152,179
Mid cap	526,153	—	—	526,153
Large cap	601,610	—	—	601,610
International	267,340	—	—	267,340
Balanced	770,015	—	—	770,015
Bond	343,114	—	—	343,114
Money market	162,148	—	—	162,148
Total assets at fair value	$2,822,559	$—	$—	$2,822,559

(a) These are target date retirement trusts that invest in mutual funds using a diversified asset allocation strategy consistent with the participants' current stage of life. The asset allocation becomes more conservative over time.

TECH GROUP PUERTO RICO
SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE E - Fair Value Measurements - continued

The following tables summarize the Master Trust assets that are measured at fair value on a recurring basis:

				Balance at
	Basis of Fair Value Measurements			December 31,
	Level 1	Level 2	Level 3	2014
Master Trust:
Common stock	$38,002,999	$—	$—	$38,002,999

				Balance at
	Basis of Fair Value Measurements			December 31,
	Level 1	Level 2	Level 3	2013
Master Trust:
Common stock	$39,566,073	$—	$—	$39,566,073

Valuation methodologies used for assets measured at fair value are as follows:

Mutual funds: Valued at quoted market prices which represent the net asset value ("NAV") of shares held by the Plan at year-end.

Common collective trusts: Valued at the NAV of units held by the Plan at year-end, as provided by the trustee of each fund. The NAV, which is used as a practical expedient to estimate fair value, is based on the fair value of the underlying investments held by each trust less their liabilities. There are no unfunded commitments related to these trusts. Redemptions are permitted daily with no advance notice requirement.

Common stock: Valued at the year-end unit closing price, which is comprised of the quoted market price of the Company stock plus an uninvested cash portion.

NOTE F - Risks and Uncertainties

The Plan provides for various investment options. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

TECH GROUP PUERTO RICO
SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE G - Related Party Transactions

The Plan invests in both shares of mutual funds and units of common collective trusts, which are managed by VFTC, a subsidiary of The Vanguard Group, Inc. VFTC acts as custodian for these investments, as well as the West Stock Fund, as defined by the Plan. Therefore, these transactions qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules. In addition, loans to participants qualify as party-in-interest transactions.

NOTE H - Plan Termination

While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event of termination of the Plan, participants' accounts will be distributed in accordance with the provisions of the Plan.

NOTE I - Tax Status

The Plan obtained its latest determination letter on September 17, 1993, in which the Puerto Rico Department of Treasury ("Treasury") stated that the Plan, as then designed, was in compliance with the applicable requirements of the PR Code. The Plan has been amended and restated since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the PR Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service or Treasury. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there were no uncertain positions taken or expected to be taken that require recognition or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations prior to 2011.

TECH GROUP PUERTO RICO
SAVINGS AND RETIREMENT PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2014

	PLAN EIN: 86-0640193
	PLAN NUMBER: 001

	Identity of Issue	Description	Current Value
	Templeton Foreign Fund R6	Mutual Fund	$234,275
*	Vanguard Capital Opportunity Fund Admiral Shares	Mutual Fund	325,031
*	Vanguard Explorer Fund Admiral Shares	Mutual Fund	129,687
*	Vanguard Extended Market Index Fund Institutional Shares	Mutual Fund	288,436
*	Vanguard Growth and Income Fund Admiral Shares	Mutual Fund	23,118
*	Vanguard Institutional Index Fund	Mutual Fund	325,098
*	Vanguard Morgan Growth Fund Admiral Shares	Mutual Fund	174,821
*	Vanguard Prime Money Market Fund	Mutual Fund	175,269
*	Vanguard Total Bond Market Index Fund Institutional Shares	Mutual Fund	336,486
*	Vanguard Wellington Fund Admiral Shares	Mutual Fund	53,830
*	Vanguard Windsor II Fund Admiral Shares	Mutual Fund	154,885
	William Blair Value Discovery Fund	Mutual Fund	32,557
*	Vanguard Target Retirement 2010 Trust II	Common Collective Trust	129,138
*	Vanguard Target Retirement 2015 Trust II	Common Collective Trust	16,329
*	Vanguard Target Retirement 2020 Trust II	Common Collective Trust	405,783
*	Vanguard Target Retirement 2025 Trust II	Common Collective Trust	45,434
*	Vanguard Target Retirement 2030 Trust II	Common Collective Trust	56,239
*	Vanguard Target Retirement 2035 Trust II	Common Collective Trust	59,722
*	Vanguard Target Retirement 2040 Trust II	Common Collective Trust	30,352
*	Vanguard Target Retirement 2045 Trust II	Common Collective Trust	22,571
*	Vanguard Target Retirement 2050 Trust II	Common Collective Trust	2,743
*	Vanguard Target Retirement 2055 Trust II	Common Collective Trust	1,348
*	Vanguard Target Retirement 2060 Trust II	Common Collective Trust	2,557
*	Vanguard Target Retirement Income Trust II	Common Collective Trust	79,336
*	West Stock Fund	Master Trust	40,289
*	Participant Loans	4.25% - 9.25%	246,561
			$3,391,895

*	Party-in-interest

	Cost has been omitted, as all investments are participant-directed.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TECH GROUP PUERTO RICO SAVINGS AND RETIREMENT PLAN

By: /s/ William J. Federici
William J. Federici
Senior Vice President and Chief Financial Officer
Plan Administrator

Date:  June 25, 2015

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm